Exhibit 4.2

DESCRIPTION OF CAPITAL STOCK OF BV FINANCIAL

General

BV Financial, Inc. (“BV Financial”) is authorized to issue 45,000,000 shares of common stock, par value of $0.01 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share. Each share of common stock has the same relative rights as, and are identical in all respects to, each other share of common stock. All shares of common stock will be duly authorized, fully paid and non-assessable.

Common Stock

Dividends. BV Financial may pay dividends on its common stock if, after giving effect to such dividends, it would be able to pay its debts in the usual course of business and its total assets would exceed the sum of its total liabilities plus the amount needed to satisfy the preferential rights upon dissolution of stockholders whose preferential rights on dissolution are superior to those receiving the dividends. However, even if BV Financial’s assets are less than the amount necessary to satisfy the requirement set forth above, BV Financial may pay dividends from: its net earnings for the fiscal year in which the distribution is made; its net earnings for the preceding fiscal year; or the sum of its net earnings for the preceding eight fiscal quarters. The payment of dividends by BV Financial is also subject to limitations that are imposed by applicable regulation, including restrictions on payments of dividends that would reduce BV Financial’s assets below the then-adjusted balance of its liquidation account. The holders of common stock of BV Financial will be entitled to receive and share equally in dividends as may be declared by the board of directors out of funds legally available therefor. If BV Financial issues shares of preferred stock, the holders thereof may have a priority over the holders of the common stock with respect to dividends.

Voting Rights. The holders of common stock of BV Financial have exclusive voting rights in BV Financial. They will elect BV Financial’s board of directors and act on other matters as are required to be presented to them under Maryland law or as are otherwise presented to them by the board of directors. Generally, each holder of common stock will be entitled to one vote per share and will not have any right to cumulate votes in the election of directors. Any person who beneficially owns more than 10% of the then-outstanding shares of BV Financial’s common stock, however, will not be entitled or permitted to vote any shares of common stock held in excess of the 10% limit. If BV Financial issues shares of preferred stock, holders of the preferred stock may also possess voting rights.

As a Maryland-chartered commercial bank, corporate powers and control of BayVanguard Bank are vested in its board of directors, who elect the officers of BayVanguard Bank and who fill any vacancies on the board of directors. Voting rights of BayVanguard Bank are vested exclusively in the owners of the shares of capital stock of BayVanguard Bank, which is BV Financial, and voted at the direction of BV Financial’s board of directors. Consequently, the holders of the common stock of BV Financial will not have direct control of BayVanguard Bank.

Liquidation. In the unlikely event of any liquidation, dissolution or winding up of BayVanguard Bank, BV Financial, as the holder of 100% of BayVanguard Bank’s capital stock, would be entitled to receive all assets of BayVanguard Bank available for distribution, after payment or provision for payment of all debts and liabilities of BayVanguard Bank, including all deposit accounts and accrued interest thereon, and after distribution of the balance in the liquidation account to certain depositors of BayVanguard Bank. In the unlikely event of liquidation, dissolution or winding up of BV Financial, the holders of its common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities (including payments with respect to its liquidation account), all of the assets of BV Financial available for distribution. If preferred stock is issued, the holders thereof may have a priority over the holders of the common stock in the event of liquidation or dissolution.

Preemptive Rights. Holders of the common stock of BV Financial will not be entitled to preemptive rights with respect to any shares that may be issued. The common stock is not subject to redemption.

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Preferred Stock

None of BV Financial’s authorized shares of preferred stock are outstanding. Preferred stock may be issued with preferences and designations as the board of directors may from time to time determine. The board of directors may, without stockholder approval, issue shares of preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

Maryland Law and Articles of Incorporation and Bylaws of BV Financial

Maryland law, as well as BV Financial’s articles of incorporation and bylaws, contain a number of provisions relating to corporate governance and rights of stockholders that may discourage future takeover attempts. As a result, stockholders who might desire to participate in such transactions may not have an opportunity to do so. In addition, these provisions also render the removal of the board of directors or management of BV Financial more difficult.

Directors. The board of directors is divided into three classes. The members of each class are elected for a term of three years and only one class of directors will be elected annually. Thus, it takes at least two annual elections to replace a majority of the board of directors. The bylaws establish qualifications for board members, including restrictions based upon prior legal or regulatory violations and a age limit. Further, the bylaws impose notice and information requirements in connection with the nomination by stockholders of candidates for election to the board of directors or the proposal by stockholders of business to be acted upon at an annual meeting of stockholders. Such notice and information requirements are applicable to all stockholder business proposals and nominations, and are in addition to any requirements under the federal securities laws.

Restrictions on Calling Special Meetings. The bylaws provide that special meetings of stockholders can be called by the chairperson, the president, the chief executive officer or by a majority of the whole board of directors or upon the written request of stockholders entitled to cast at least a majority of all outstanding stock entitled to vote at the meeting.

Limitation of Voting Rights. The articles of incorporation provide that no record owner of any of BV Financial’s outstanding common stock that is beneficially owned, directly or indirectly, by a person who beneficially owns more than 10% of the outstanding shares of common stock will be permitted to vote any shares in excess of such 10% limit. This provision has been included in the articles of incorporation in reliance on Section 2-507(a) of the Maryland General Corporation Law, which entitles stockholders to one vote for each share of stock unless the articles of incorporation provide for a greater or lesser number of votes per share or limit or deny voting rights.

Restrictions on Removing Directors from Office. The articles of incorporation provide that directors may be removed only for cause, and only by the affirmative vote of the holders of at least a majority of the voting power of all of BV Financial’s then-outstanding common stock entitled to vote (after giving effect to the limitation on voting rights discussed above in “—Limitation of Voting Rights”).

Authorized but Unissued Shares. BV Financial has authorized but unissued shares of common and preferred stock. The articles of incorporation authorize 1,000,000 shares of serial preferred stock. BV Financial is authorized to issue preferred stock from time to time in one or more series subject to applicable provisions of law, and the board of directors is authorized to fix the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption of the shares of each such series. In the event of a proposed merger, tender offer or other attempt to gain control of BV Financial that the board of directors does not approve, it may be possible for the board of directors to authorize the issuance of a series of preferred stock with rights and preferences that would impede the completion of the transaction. An effect of the possible issuance of preferred stock therefore may be to deter a future attempt to gain control of BV Financial. The board of directors has no present plan or understanding to issue any preferred stock.

Amendments to Articles of Incorporation and Bylaws. Except as otherwise provided in the articles of incorporation, amendments to the articles of incorporation must be approved by the board of directors and by the

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affirmative vote of at least a majority of the votes entitled to be cast at the meeting where such amendment is considered.

Amendments to the bylaws must be approved by the affirmative vote of a majority of BV Financial’s directors or by the affirmative vote of at least 80% of the votes entitled to be cast at a duly constituted meeting of stockholders.

The provisions requiring the affirmative vote of at least a majority of the votes entitled to be cast have been included in the articles of incorporation of BV Financial in reliance on Section 2-104(b)(5) of the Maryland General Corporation Law, which permits the articles of incorporation to require a lesser proportion of votes than the proportion that would otherwise be required for stockholder action under the Maryland General Corporation Law, provided that this proportion may not be less than a majority of all the votes entitled to be cast on the matter.

Business Combinations with Interested Stockholders. Maryland law restricts mergers, consolidations, sales of assets and other business combinations between BV Financial and an “interested stockholder.”

Evaluation of Offers. The articles of incorporation of BV Financial provide that its board of directors, when evaluating a transaction that would or may involve a change in control of BV Financial (whether by purchases of its securities, merger, consolidation, share exchange, dissolution, liquidation, sale of all or substantially all of its assets, proxy solicitation or otherwise), may consider the interests of its employees, suppliers, creditors and customers and its direct and indirect subsidiaries, the economy of the state, region and nation, community and societal considerations, and the long-term and short-term interests of BV Financial and its stockholders, including the possibility that these interests may be best served by the continued independence of BV Financial.

Purpose and Anti-Takeover Effects of BV Financial’s Articles of Incorporation and Bylaws. The board of directors believes that the provisions described above are prudent and will reduce our vulnerability to takeover attempts and certain other transactions that have not been negotiated with and approved by the board of directors. BV Financial believes these provisions are in the best interests of BV Financial and its stockholders. The board of directors believes that it will be in the best position to determine the true value of BV Financial and to negotiate more effectively for what may be in the best interests of all its stockholders. Accordingly, the board of directors believes that it is in the best interests of BV Financial and all our stockholders to encourage potential acquirers to negotiate directly with the board of directors and that these provisions will encourage such negotiations and discourage hostile takeover attempts. It is also the view of the board of directors that these provisions should not discourage persons from proposing a merger or other transaction at a price reflective of the true value of BV Financial and that is in the best interests of all its stockholders.

Takeover attempts that have not been negotiated with and approved by the board of directors present the risk of a takeover on terms that may be less favorable than might otherwise be available. A transaction that is negotiated and approved by the board of directors, on the other hand, can be carefully planned and undertaken at an opportune time to obtain maximum value for our stockholders, with due consideration given to matters such as the management and business of the acquiring corporation.

Although a tender offer or other takeover attempt may be made at a price substantially above the current market price, such offers are sometimes made for less than all of the outstanding shares of a target company. As a result, stockholders may be presented with the alternative of partially liquidating their investment at a time that may be disadvantageous, or retaining their investment in an enterprise that is under different management and whose objectives may not be similar to those of the remaining stockholders.

Despite the belief as to the benefits to stockholders of these provisions of BV Financial’s articles of incorporation and bylaws, these provisions also may have the effect of discouraging a future takeover attempt that would not be approved by the board of directors, but pursuant to which stockholders may receive a substantial premium for their shares over then current market prices. As a result, stockholders who might desire to participate in such a transaction may not have any opportunity to do so. Such provisions will also make it more difficult to remove the board of directors and management. The board of directors, however, has concluded that the potential benefits outweigh the possible disadvantages.

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Federal Conversion Regulations

Federal Reserve Board regulations prohibit any person from making an offer, announcing an intent to make an offer or participating in any other arrangement to purchase stock or acquire stock or subscription rights in a converting institution or its holding company from another person before completion of its conversion. Further, without the prior written approval of the Federal Reserve Board, no person may make an offer or announcement of an offer to purchase shares or actually acquire shares of a converted institution or its holding company for a period of three years from the date of the completion of the conversion if, upon the completion of such offer, announcement or acquisition, the person would become the beneficial owner of more than 10% of the outstanding stock of the institution or its holding company. The Federal Reserve Board has defined “person” to include any individual, group acting in concert, corporation, partnership, association, joint stock company, trust, unincorporated organization or similar company, a syndicate or any other group formed for the purpose of acquiring, holding or disposing of securities of an insured institution. However, offers made exclusively to a bank or its holding company, or to an underwriter or member of a selling group acting on the converting institution’s or its holding company’s behalf for resale to the general public, are excepted. The regulation also provides civil penalties for willful violation or assistance in any such violation of the regulation by any person connected with the management of the converting institution or its holding company or who controls more than 10% of the outstanding shares or voting rights of a converted institution or its holding company.

Change in Control Law and Regulations

Under the Change in Bank Control Act, no person, or group of persons acting in concert, may acquire control of a bank holding company unless the Federal Reserve has been given 60 days’ prior written notice and has not disapproved the proposed acquisition. The Federal Reserve considers several factors in evaluating a notice, including the financial and managerial resources of the acquirer and competitive effects. Control, as defined under the applicable regulations, means the power, directly or indirectly, to direct the management or policies of the company or to vote 25% or more of any class of voting securities of the company. Acquisition of more than 10% of any class of a bank holding company’s voting securities constitutes a rebuttable presumption of control under certain circumstances, including where, as will be the case with BV Financial, the issuer has registered securities under Section 12 of the Securities Exchange Act of 1934.

In addition, federal regulations provide that no company may acquire control (as defined in the Bank Holding Company Act) of a bank holding company without the prior approval of the Federal Reserve. Any company that acquires such control becomes a “bank holding company” subject to registration, examination and regulation by the Federal Reserve.

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